March 12, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allison Transmission Holdings, Inc.

Registration Statement on Form S-1 (SEC File No. 333-172932)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Allison Transmission Holdings, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on March 14, 2012 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 7177 copies of the Preliminary Prospectus dated February 29, 2012 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
CITIGROUP GLOBAL MARKETS INC.
J.P. MORGAN SECURITIES LLC
As Representatives of the several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Palma Mazzolla
Name:	Palma Mazzolla
Title:	Director

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Christopher M. Blake
Name:	Christopher M. Blake
Title:	Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Nurten Goksu Yolac
Name:	Nurten Goksu Yolac
Title:	ED